UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CAPITAL SENIOR LIVING CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

140475104

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104	13D/A	Page 2 of 15 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,569,700 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,569,700 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,569,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 26,228,750 shares of common stock, par value $0.01 per share, outstanding as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on November 9, 2005.

CUSIP No. 140475104	13D/A	Page 3 of 15 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,569,700 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,569,700 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,569,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 140475104	13D/A	Page 4 of 15 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,569,700 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 2,569,700 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,569,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 140475104	13D/A	Page 5 of 15 pages

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D as filed on December 2, 2005 (the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Shares”), of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 140475104	13D/A	Page 6 of 15 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $23,306,586.98. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

On December 21, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “Letter”). A copy of the Letter is attached hereto as Exhibit A and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund (International), Silvercrest Real Estate Fund, Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Fund, Ltd. and Silvercreek SAV LLC owned beneficially 858,385; 1,045,092; 235,616; 48,235; 90,944; 191,056 and 100,372 Shares, respectively, representing approximately 3.3%; 3.9%; 0.9%; 0.2%; 0.4%; 0.7% and 0.4% respectively, of the Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owners of 2,569,700 Shares, constituting 9.8% of the 26,228,750 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owners of 2,569,700 Shares, constituting 9.8% of the 26,228,750 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owners of 2,569,700 Shares, constituting 9.8% of the 26,228,750 Shares of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 140475104	13D/A	Page 7 of 15 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Capital Senior Living Corporation, dated December 21, 2005.

Exhibit B	Schedule of Transactions in Shares of the Issuer.

Exhibit C	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on December 2, 2005.

CUSIP No. 140475104	13D/A	Page 8 of 15 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Capital Senior Living Corporation, dated December 21, 2005.

Exhibit B	Schedule of Transactions in Shares of the Issuer.

Exhibit C	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on December 2, 2005.

CUSIP No. 140475104	13D/A	Page 9 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: December 22, 2005	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 140475104	13D/A	Page 10 of 15 pages

Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, Connecticut 06830

December 21, 2005

Capital Senior Living Corporation

Independent Members of the Board of Directors

Mssrs. Hartberg, Nee and Moore; Ms. Krueger

14160 Dallas Parkway, Suite 300

Dallas, Texas 75254

Dear Independent Board Members:

We are writing to you as the largest independent shareholder of Capital Senior Living Corporation (“CSU” or the “Company”), with an approximate 9.8% ownership stake in the Company. We believe, for the reasons stated below, that management has destroyed a significant amount of shareholder value and has been unjustly and exorbitantly compensated for dismally poor operating and financial performance. We further believe that the Company has never and will never achieve the scale or profitability necessary to operate successfully as an independent public entity, and therefore should be immediately sold in the current favorable market for healthcare real estate. We believe that the Board of Directors of the Company has failed in its fiduciary duty to the true owners of the Company – the common shareholders – and wasted corporate assets by excessively rewarding this unacceptable lack of performance. We now look to the Independent Members of the Board of Directors to fulfill their fiduciary duties and implement a plan of sale for the Company.

The reasons for our strong conviction are as follows:

1.	The Company has had significant operating losses in 2003, 2004 and 2005, and further losses are expected in 2006. The Company has been operating at a substantial loss since the beginning of 2003. From an operating perspective (not including non-recurring gains on the sale of property and non-recurring other income) the Company had a pre-tax loss in 2003 of $5,377,000. In 2004, the Company lost an additional $9,066,000 pre-tax and $6,758,000 after-tax. For the first nine months of 2005 through September 30, the Company lost a further $5,456,000 pre-tax and $3,527,000 after-tax. Analysts following the Company expect this highly disturbing pattern of losses to continue throughout 2006. Management of the Company has demonstrated a complete inability to earn an acceptable return on shareholder equity – it is time for a permanent change.

2.	During this same period, the Company’s competitors are achieving record profits and significantly better stock price performance than the Company. Most troubling, however, is the fact that the Company’s two most comparable competitors, Sunrise Senior Living, Inc. (“Sunrise”) and American Retirement Corporation (“American Retirement”), are achieving record profits in 2005, with further substantial profit gains expected in 2006.

Also, as noted in the Company’s 2005 Annual Proxy Statement (“Proxy”), the Company has woefully underperformed its competitors in terms of stock price performance, which is not terribly surprising given the substantial cumulative losses suffered by the Company over the last three years. As noted in the Proxy, $100 invested in the Company stock in December 1999 was worth an anemic $111.79 five years later in

CUSIP No. 140475104	13D/A	Page 11 of 15 pages

December of 2004. By way of contrast, $100 invested in the Company’s Peer Group of competitors, as defined by the Company, during that same time period was worth $272.01!

3.	Despite mounting operating losses and poor stock price performance, the Company’s Board of Directors has lavished executives with unconscionable evergreen long-term contracts with substantial salaries and huge and increasing bonuses. As a reward for losing millions of dollars and destroying shareholder value, the Board of Directors, and especially the Compensation Committee (Messrs. Hartberg, Moore and Nee), have inexplicably lavished mind boggling compensation on Company executives.

Name and Position	Year	Salary	Bonus	Other Annual Compensation	Total Compensation
Lawrence A. Cohen – CEO and Vice Chairman	2004	$366,753	$317,619	$6,000	$690,372
	2003	352,647	254,262	6,000	612,909
	2002	339,084	187,466	6,000	532,530
James A. Stroud – Chairman and Secretary	2004	305,627	216,114	10,035	531,776
	2003	293,872	197,756	8,151	499,779
	2002	282,570	144,227	5,189	431,986
Keith N. Johannessen – President and COO	2004	234,000	167,123	6,500	407,623
	2003	225,000	151,516	6,000	382,516
	2002	201,986	111,661	5,500	319,147
Ralph A. Beattie – Executive VP and CFO	2004	218,468	159,104	7,481	385,053
	2003	210,066	138,835	6,000	354,901
	2002	201,986	111,661	5,500	319,147
David R. Brickman – VP and General Counsel	2004	174,446	45,000	3,255	222,701
	2003	168,547	30,000	3,018	201,565
	2002	162,064	30,000	1,549	193,613

2004 Total Compensation – Top 5 Executives					$2,237,525
2003 Total Compensation – Top 5 Executives					2,051,670
2002 Total Compensation – Top 5 Executives					1,796,423

4.	The Board of Directors appears at least slightly defensive and / or embarrassed by this disgraceful excess by stating in the Proxy that “the Compensation Committee recognizes that, to a large degree, compensation for such persons is set by contract.” Ironically, however, the Board of Directors established the Compensation Committee to review and approve the compensation levels of the Executive Officers and presumably “negotiate” and approve their contracts. These same contracts are wonderfully self-perpetuating, with Mr. Cohen’s three-year contract automatically extending for a two-year term on a consecutive basis while Mr. Stroud’s contract renews annually for successive four-year periods. Mr. Johannessen’s employment agreement has a term of three years and automatically extends for a two-year term on a consecutive basis, Mr. Beattie’s employment agreement is for a term of three years and automatically extends for a two-year term on a consecutive basis and Mr. Brickman’s three-year employment agreement also extends automatically for a two-year term on a consecutive basis. The Board of Directors, and especially the Compensation Committee, should be ashamed for this shocking “employment for life” and guaranteed overcompensation scheme.

We hereby demand the Board of Directors terminate all five executive contracts immediately and refuse to pay executive bonuses until the Company returns to competitive levels of profitability. Granting of bonuses to such executives in 2005 under the economic disaster described above will leave us no choice but to consider all available options against the Board of Directors and Compensation Committee. This compensation program is reminiscent of the worst excesses of Tyco and Enron, excesses that shockingly still persist at CSU.

CUSIP No. 140475104	13D/A	Page 12 of 15 pages

5.	The Independent Directors have no equity ownership stake in the Company and behave like it. When the Independent Members of the Board of Directors are friends and cronies, and have no economic interest in the Company, the abuses described above are not surprising. While one would expect “Independent Directors” to show some intrinsic level of common sense, fiduciary awareness and sensitivity to true shareholder issues and integrity, an alignment of interest with the common shareholders is always critical to ensuring that perspective. Unfortunately, that alignment of economic interest is completely absent in this case. Ignoring shares acquired relating to free options, the Independent Members of the Board of Directors have each purchased the following number of shares in CSU:

Director	Total Shares Purchased
Jill M. Krueger	0
Craig F. Hartberg	0
Dr. Victor W. Nee	1,000
James A. Moore	4,800

In conclusion, it is deeply troubling to the largest independent shareholder of the Company that the “Independent” Members of the Board of Directors and the Compensation Committee – the very people indiscriminately throwing money at Company executives – themselves have no personal economic interest in the Company.

6.	The Company is the smallest in size in its universe of public competitors, which places it at a significant disadvantage. Simply stated, the Company is too small and lacks critical mass to be a successful public company. Measured by equity market capitalization, total revenues and resident capacity, the Company is substantially smaller than Sunrise Senior Living, Inc., Brookdale Senior Living (“Brookdale”) and American Retirement Corporation.

Company	Equity Market Cap (000s)	3Q05 Revenues Annualized (000s)	Resident Capacity
Sunrise Senior Living, Inc.	$1,474,382	$1,852,852	52,926
Brookdale Senior Living	1,907,411	839,040	30,048
American Retirement Corp.	780,366	498,996	14,324
Capital Senior Living Corp.	262,549	100,336	8,915

7.	Given the Company’s small size and shamefully high levels of compensation, General and Administrative (“G&A”) costs are a shocking percentage of revenues. G&A costs for the Company totaled $11,557,000 in calendar year 2002, $12,343,000 in 2003, and $16,523,000 in 2004. This level of expenses represented a stunning 18.8%, 18.6% and 17.7% of REVENUES in 2002, 2003 and 2004, respectively. These expenses were so embarrassingly gargantuan that the Company decided to change the definition of such costs to exclude certain items, resulting in a lower stated percentage. Nonetheless, even on a restated basis, G&A costs represented a stunning 9.8% of revenues in the first nine months of 2005, even more than the restated 9.3% for the similar period in 2004. As to its competitors, Brookdale’s G&A costs represented 5.4% of revenues, Sunrise’s G&A costs represented 4.9% of revenues and American Retirement’s G&A costs represented 5.7% of revenues. Thus, even after a flattering restatement, the Company’s G&A costs are approximately twice the level of its better managed competitors. Given this glaring disparity in fixed cost structure, no wonder the Company is losing money while the competition is achieving record profits!

8.

Strategically, the Company’s portfolio is too small and too geographically dispersed to achieve the necessary economies of scale. In the real estate ownership and management business, especially one with an operational component as intensive as senior living, it is critical to cluster properties in order to achieve economies of scale. While the Company has a critical mass in the state of Texas, the remainder of the far-flung portfolio, comprising an additional 19 states, is ridiculously dispersed. The investment and business

CUSIP No. 140475104	13D/A	Page 13 of 15 pages

strategy of the Company is thus clearly fatally flawed. The number of Company assets in the remaining states is as follows:

Eight States – One Property Each State

Connecticut	New Jersey	New York	South Carolina	Florida	Louisiana	Kansas	Arizona

Six States – Two Properties Each State

Nebraska	Missouri	Michigan	Mississippi	North Carolina	Arkansas

Three States – Three Properties Each State

California	Illinois	Ohio

Two States – Four Properties Each State

Indiana	Oklahoma

9.	Your management team is completely dysfunctional. Your Chief Executive Officer lives and has an office in New York while the remainder of the executive management team works out of the corporate headquarters in Texas. Leadership cannot be accomplished living 1,800 miles away from headquarters. No matter how many airplane flights one makes, this arrangement is bizarre and completely dysfunctional.

10.	Not only is the Company far too small to be viable as a public company, the Company is also overleveraged and operating in an environment where new acquisitions are more competitive and expensive than ever before in healthcare real estate history. Any growth initiatives for the Company are hamstrung by high levels of debt compounded by a sizeable exposure to rising interest rates due to variable rate loans. Debt to total market capitalization of the Company is approximately 50%, while debt plus capitalized rent (using a 10% capitalization rate) results in leverage approaching 60%, reflecting the results of the recent Ventas transactions. Moreover, approximately 67% of the Company’s debt is variable rate, leaving the Company uncomfortably exposed to increases in interest rates. Debt constitutes a whopping 10.8x 3Q05 annualized Adjusted EBITDA, compared with the far lower 3Q05 annualized Adjusted EBITDA multiples (adjusted for straight-line rents and entrance fees) of approximately 4.2x, 5.3x and 6.3x at competitors Sunrise, American Retirement and Brookdale, respectively. Interest expense for the Company is covered only a meager 1.3x by 3Q05 annualized Adjusted EBITDA, versus 3Q05 annualized Adjusted EBITDA coverage of approximately 14.2x, 5.1x and 2.1x at competitors Sunrise, American Retirement and Brookdale, respectively.

Even if the Company had the financial resources to grow, which it does not, the current market for acquisitions is both highly competitive and very expensive. Attractive senior healthcare real estate assets, such as those owned by the Company and its competitors, are now selling for capitalization rates approximately in the mid-7% range, versus approximately 10% only 18 to 24 months ago. In summary, the Company needs to grow dramatically to achieve a critical mass commensurate with its bloated overhead, but does not have sufficient equity to do so and would be forced into paying prices that would unlikely to be accretive to earnings.

11.

The Company should maximize shareholder value by taking advantage of the current overheated environment for senior healthcare assets and selling itself in an auction. As shown above, the Company has the disastrous combination of being far smaller than competitors with a disproportionately far higher level of expenses, predictably resulting in heavy ongoing losses for shareholders. Together with

CUSIP No. 140475104	13D/A	Page 14 of 15 pages

being overleveraged in a market where potential acquisitions are too expensive, the obvious solution for maximizing shareholder value is clear. Sell the Company in an auction to the highest bidder. Bidders would certainly be plentiful for a portfolio of this size and quality, and long suffering shareholders would finally benefit from their stock ownership, after having subsidized extravagant salaries for executives who showed talent at only losing money.

We look forward to meeting with you immediately and will be in contact in the next week to schedule a time to review these urgent concerns.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

/s/ David R. Jarvis David R. Jarvis Chief Executive Officer	/s/ Malcolm F. MacLean IV Malcolm F. MacLean IV President

CUSIP No. 140475104	13D/A	Page 15 of 15 pages

Exhibit B

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/26/2005	2,800.00	7.8595
10/26/2005	165,562.00	7.8595
10/26/2005	1,500.00	7.9447
10/28/2005	7,800.00	7.87
11/07/2005	16,000.00	8.553
11/11/2005	2,300.00	8.77
11/14/2005	1,800.00	8.6937
11/16/2005	6,200.00	8.6197
11/17/2005	600.00	8.67
11/18/2005	8,200.00	8.87
11/21/2005	31,300.00	9.1355
11/21/2005	13,700.00	9.2097
11/21/2005	10,337.00	9.3116
11/22/2005	36,200.00	9.7201
11/22/2005	18,100.00	9.8973
11/22/2005	47,100.00	9.723
11/23/2005	15,277.00	9.6848
11/28/2005	14,700.00	9.8648
11/28/2005	21,400.00	9.8848
11/28/2005	94,700.00	9.8648
11/29/2005	27,400.00	9.958
11/29/2005	10,566.00	10.03
11/30/2005	30,100.00	10.0487
12/15/2005	78,177.00	10.20

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/26/2005	2,600.00	7.8595
10/26/2005	193,003.00	7.8595
10/26/2005	1,400.00	7.9447
10/28/2005	10,200.00	7.87
11/04/2005	26,700.00	8.6941
11/07/2005	9,500.00	8.553
11/08/2005	18,065.00	8.5175
11/09/2005	6,100.00	8.6005
11/14/2005	100.00	8.6937
11/16/2005	400.00	8.6197
11/17/2005	100.00	8.67
11/18/2005	800.00	8.87
11/21/2005	30,900.00	9.1355
11/21/2005	14,400.00	9.2097
11/21/2005	3,247.00	9.311601
11/22/2005	45,800.00	9.7201
11/22/2005	22,800.00	9.8973
11/22/2005	59,400.00	9.723
11/23/2005	21,515.00	9.6848
11/28/2005	17,700.00	9.8648
11/28/2005	25,800.00	9.8848
11/28/2005	114,500.00	9.8648
11/29/2005	32,800.00	9.958
11/29/2005	11,837.00	10.03
11/30/2005	41,700.00	10.0487
11/30/2005	800.00	10.005
12/15/2005	96,673	10.20

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/26/2005	11,515.00	7.8595
10/28/2005	1,600.00	7.87
11/04/2005	2,100.00	8.6941
11/07/2005	800.00	8.553
11/08/2005	2,043.00	8.517499
11/09/2005	700.00	8.6005
11/18/2005	100.00	8.87
11/21/2005	3,400.00	9.1355
11/21/2005	1,600.00	9.2097
11/21/2005	362.00	9.311602
11/22/2005	5,000.00	9.7201
11/22/2005	2,500.00	9.8973
11/22/2005	6,500.00	9.723
11/23/2005	2,371.00	9.6848
11/28/2005	1,900.00	9.8648
11/28/2005	2,800.00	9.8848
11/28/2005	12,600.00	9.8648
11/29/2005	3,400.00	9.958
11/29/2005	767.00	10.03
12/15/2005	1,643	10.20

Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
11/15/2005	3,225.00	8.707501
11/25/2005	3,228.00	9.706001
12/01/2005	84,491.00	10.1121

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
11/15/2005	6,775.00	8.7075
11/25/2005	6,772.00	9.706
12/01/2005	177,509.00	10.1121

Silvercrest Real Estate Fund (International)

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/26/2005	300.00	7.8595
10/26/2005	44,062.00	7.8595
10/26/2005	200.00	7.9447
10/28/2005	2,800.00	7.87
11/04/2005	8,300.00	8.6941
11/07/2005	2,700.00	8.553
11/08/2005	4,892.00	8.5175
11/09/2005	1,500.00	8.6005
11/18/2005	300.00	8.87
11/21/2005	7,500.00	9.1355
11/21/2005	3,500.00	9.2097
11/21/2005	796.00	9.311595
11/22/2005	10,900.00	9.7201
11/22/2005	5,500.00	9.8973
11/22/2005	14,200.00	9.723
11/23/2005	4,986.00	9.684799
11/28/2005	4,300.00	9.8648
11/28/2005	6,200.00	9.8848
11/28/2005	27,500.00	9.8648
11/29/2005	7,500.00	9.958
11/29/2005	1,717.00	10.03
12/15/2005	19,486	10.20

Silvercrest Real Estate Fund

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
10/26/2005	200.00	7.8595
10/26/2005	9,958.00	7.8595
10/26/2005	100.00	7.9447
10/28/2005	400.00	7.87
11/07/2005	1,000.00	8.553
11/11/2005	200.00	8.77
11/16/2005	500.00	8.6197
11/18/2005	600.00	8.87
11/21/2005	1,900.00	9.1355
11/21/2005	800.00	9.2097
11/21/2005	658.00	9.311596
11/22/2005	2,100.00	9.7201
11/22/2005	1,100.00	9.8973
11/22/2005	2,800.00	9.723
11/23/2005	851.00	9.684794
11/28/2005	900.00	9.8648
11/28/2005	1,300.00	9.8848
11/28/2005	5,700.00	9.8648
11/29/2005	1,500.00	9.958
11/29/2005	113.00	10.03
12/15/2005	4,021	10.20

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.